                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
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                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 27, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP NO. NOT APPLICABLE              13D                      PAGE 2 OF 7 PAGES

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   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

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   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
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                               7     SOLE VOTING POWER

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           10,401.3 UNITS
         OWNED BY           ----------------------------------------------------
      EACH REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              10,401.3 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,401.3 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                      PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           10,401.3 UNITS
         OWNED BY           ----------------------------------------------------
      EACH REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              10,401.3 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,401.3 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                      PAGE 4 OF 7 PAGES

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           10,401.3 UNITS
         OWNED BY           ----------------------------------------------------
      EACH REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              10,401.3 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,401.3 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
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
CUSIP NO. NOT APPLICABLE              13D                      PAGE 5 OF 7 PAGES

Item 1. Security and Issuer

         The name of the issuer is Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 13 (this "Amendment") amends Items 1, 2, 3, 5 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2.  Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

              (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business concerns owning and operating multi-family residential properties.

              (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

              (3) Apartment Investment and Management Company, a Maryland corporation, with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business involves owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

         This amendment is being filed after the conclusion of the tender offer by AIMCO Properties to purchase outstanding units of limited partnership interest of the Partnership at a

CUSIP NO. NOT APPLICABLE              13D                      PAGE 6 OF 7 PAGES

price of $512.00 per unit, subject to the conditions set forth in the Offer to Purchase, dated August 20, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on September 27, 2002, the offer expired pursuant to its terms. A total of 536 units, representing approximately 2.08% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of the units at a price of $512.00 per unit. The units were purchased with cash on hand.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c) Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of Joint Filing, dated October 11, 2002.

CUSIP NO. NOT APPLICABLE              13D                      PAGE 7 OF 7 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002
                                       AIMCO PROPERTIES, L.P.

                                       By:    AIMCO-GP, INC.
                                              (General Partner)

                                       AIMCO-GP, INC.

                                       APARTMENT INVESTMENT AND MANAGEMENT
                                       COMPANY


                                       By:          /s/ Patrick J. Foye
                                              ----------------------------------
                                              Executive Vice President
                                              of each of the foregoing entities

                               INDEX TO EXHIBITS

EXHIBIT NO.             DESCRIPTION
-----------             -----------
Exhibit 7.1             Agreement of Joint Filing, dated October 11, 2002.